Filed by NYSE Euronext
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Companies:
NYSE Euronext (Commission File No. 333-149480)
The Amex Membership Corporation

On May 7, 2008, TradersMagazine.com published the following article:

NYSE Euronext Focused on Amex's Declining Options Market Share

By Nina Mehta

May 7, 2008

NYSE Euronext, four months after announcing its intention to purchase the American Stock Exchange for $260 million, is expressing concern over a decline in Amex's market share in options trading. The smaller exchange's options trading operation was one of the main reasons for the NYSE bid.

"We're worried about that 6 percent market share," Ed Boyle, head of NYSE Arca Options, told reporters at a recent industry conference. A year ago, in April 2007, Amex's options market share was 9.5 percent. Speaking at the Options Industry Council's annual conference, Boyle said he believed Amex's share of options trading "could fluctuate between 4 and 6 percent" between now and when Amex moves into the New York Stock Exchange building next February.

Boyle noted that Amex's trading platform will be replaced with technology from the NYSE Arca Options trading platform, a move considered likely to benefit Amex's market share prospects. Amex has a "weak technology platform," Boyle said. "We have a very strong technology platform. It's our strength."

NYSE Euronext's deal with Amex is expected to close in September. For its money, the NYSE gets a floor-based options trading operation as well as an equities trading business. It also gets the industry's premier listing venue for exchange-traded funds. Amex's ETFs will be moved to Arca after the acquisition. The plum in the Amex purchase, though, is the options market.

NYSE Euronext's plan is to bring Amex's options specialists and brokers over to the NYSE building at 11 Wall Street and migrate Amex's trade matching and execution platform to the NYSE Arca Options technology platform. The move is expected to take place over Presidents Day weekend in February 2009.

The Arca platform technology is being redesigned to include support of Amex's options market structure. Amex, like other quote-driven exchanges, gives customers execution priority and doesn't charge them fees, while dealers quoting at the best price are allocated a portion of incoming orders. NYSE Arca uses a price-time priority model, although it has market makers on the system providing liquidity. For options quoted in pennies, Arca has maker-taker pricing.

NYSE Euronext, the parent company, intends to keep two U.S. options markets. It will maintain "two separate SROs [self-regulatory organizations], two competing marketplaces, and they will continue to be competing marketplaces," Boyle said.

Amex acknowledges that its technology has cost it some market share. Michael Bickford, senior vice president for options at Amex, told Traders Magazine the exchange recently became FIX-compliant to address problems with latency.

"One of the biggest issues we've faced is speed and getting orders turned around on a timely basis," Bickford said. FIX connectivity, he said, should help remedy this issue in the run-up to switching to Arca's technology. Amex's turnaround time for orders through FIX is now 55 milliseconds, compared to 2 seconds through the exchange's CMS, or Common Message Switch API.

Once Amex is officially absorbed into NYSE Euronext, Amex's options specialists and floor brokers will move into the NYSE's Blue Room and Extended Blue Room. Those rooms, which were closed as the NYSE's equities floor community shrank over the last year, are now being refurbished to enable options trading.

Boyle said the rooms would have a total of 45 pits, including eight that are "significant" in size. He added that currently the biggest project in moving the Amex trading floor is "upgrading the electronics and power [in the two former NYSE rooms] to support an options floor."

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IMPORTANT INFORMATION WITH RESPECT TO THE MERGER
In connection with the proposed acquisition by NYSE Euronext of The Amex Membership Corporation (“MC”), NYSE Euronext filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, containing a preliminary proxy statement/prospectus regarding the proposed transaction. The parties will file other relevant documents concerning the proposed transaction with the SEC. The SEC has not yet declared Form S-4 effective. MC MEMBERS ARE URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. MC members can obtain a free copy of the final proxy statement/prospectus, as well as other filings containing information about NYSE Euronext and Amex without charge, at the SEC’s website (http://www.sec.gov). Copies of the final proxy statement/ prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to the Office of the Corporate Secretary, NYSE Euronext, 11 Wall Street, New York 10005, 212-656-2061 or to Amex, Attention: Office of Corporate Secretary, 86 Trinity Place, NY, NY 10006, 212-306-1408.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements
This document may contain forward-looking statements, including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements concerning NYSE Euronext’s and Amex’s plans, objectives, expectations and intentions and other statements that are not historical or current facts. Forward-looking statements are based on NYSE Euronext’s and Amex’s current expectations and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Factors that could cause NYSE Euronext’s and Amex’s results to differ materially from current expectations include, but are not limited to: NYSE Euronext’s and Amex’s ability to implement their respective strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk and U.S. and global competition, and, in the case of NYSE Euronext, other factors detailed in NYSE Euronext’s reference document for 2006 (“document de référence”) filed with the French Autorité des Marchés Financiers (Registered on June 6, 2007 under No. R.07-0089), 2007 Annual Report on Form 10-K, and other periodic reports filed with the U.S. Securities and Exchange Commission or the French Autorité des Marchés Financiers. In addition, these statements are based on a number of assumptions that are subject to change. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by NYSE Euronext or Amex that the projections will prove to be correct. This document speaks only as of this date. NYSE Euronext and Amex disclaim any duty to update the information herein.